STROOCK & STROOCK & LAVAN LLP
180 Maiden Lane
New York, New York 10038

November 21, 2012

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ashley Vroman-Lee

Re:	Lazard Retirement Series, Inc.
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

We are filing this letter to respond to comments provided by Ashley Vroman-Lee of the staff (the “Staff”) of the Securities and Exchange Commission to the undersigned on October 22, 2012 relating to Post-Effective Amendment No. 48 (“Amendment No. 48”) to the Registration Statement on Form N-1A of Lazard Retirement Series, Inc. (the “Fund”), which was filed on September 21, 2012 in order to revise the investment strategies of an existing series of the Fund, the Lazard Retirement U.S. Equity Value Portfolio, to be renamed the Lazard Retirement U.S. Equity Concentrated Portfolio (the “Portfolio”). The definitive versions of the Portfolio’s prospectus and statement of additional information (the “SAI”) will be filed separately pursuant to Rule 497(c) under the Securities Act of 1933, as amended, and will be marked to reflect changes from the prospectus and SAI filed as part of Amendment No. 48.

For the convenience of the Staff, and for completeness purposes, the Staff’s comments have been restated below in their entirety, and the Fund’s response is set out immediately following each comment. Capitalized terms used but not defined herein have the meanings assigned to them in Amendment No. 48.

Prospectus

Summary Section—Example

1.	Staff Comment: Please include Example costs for one and three years.

Response: The requested information will be provided.

Summary Section—Portfolio Turnover

2.	Staff Comment: Please provide information to the effect that the Portfolio’s portfolio turnover rate for the last fiscal year is not provided because the Portfolio has not yet commenced operations.

Response: The following sentence will be added to the end of the paragraph: “Because the Portfolio has not commenced investment operations prior to the date of this Prospectus, no portfolio turnover information is presented.”

Summary Section—Portfolio Turnover

3.

Staff Comment: Please remove the following sentence “A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Portfolio shares are held in a taxable account.”

Response: This sentence will be removed.

Summary Section—Principal Investment Risks

4.

Staff Comment: Please revise the disclosure to clarify what are the principal investment risks. Please confirm that all principal investment risks are included and consider including stock market, foreign issuer and allocation risk.

Response: We believe that the disclosure under “Principal Investment Risks” clearly summarizes stock market risk, value investing risk, small and mid cap companies risk, non-U.S. securities risk and non-diversification risk in separate paragraphs. To address the Staff’s concerns, the following subheadings will be added to each respective paragraph: “Stock Market Risk,” Value Investing Risk,” “Small and Mid Cap Companies Risk,” “Non-U.S. Securities Risk” and “Non-Diversification Risk.” We have been advised by the Investment Manager that these are all of the principal investment risks for the Portfolio. Allocation risk is not included because the prospectus does not state that allocation among strategies, asset classes or other types of investments is part of the investment strategy to be employed for the Portfolio.

Summary Section—Portfolio Manager/Analysts

5.	Staff Comment: Please include information with respect to the portfolio managers’ length of service in accordance with Item 5(b) of Form N-1A.

Response: The following information will be added with respect to the disclosure for each of Messrs. Blake, Flood and Lacey: “…, will serve from inception.”

Additional Information About Principal Investment Strategies and Principal Investment Risks—Additional Information About Principal Investment Strategies

6.	Staff Comment: This section should include a full description of the investment strategy. Please revise the disclosure so that it satisfies Item 9 of Form N-1A.

Response: The section “Additional Information About Principal Investment Strategies and Principal Investment Risks” will be renamed “Principal Investment Strategies and Principal Investment Risks,” and disclosure included in the “Summary Section” responsive to Item 4(a) and Item 4(b)(1) will be a subset of disclosure included in this section, which will contain a full description of the Portfolio’s principal investment strategies and principal investment risks.

Fund Management—Investment Manager

7.	Staff Comment: Please revise the disclosure with respect to the Investment Manager’s contractual fee waiver so that it is consistent in the prospectus and SAI or explain why it differs.

Response: The disclosure in the SAI will be revised to conform to the prospectus.

Fund Management—Portfolio Management

8.

Staff Comment: With respect to the sentence “In addition to his oversight responsibility, Mr. Lacey is a member of the portfolio management team,” please clarify the reference to Mr. Lacey’s oversight responsibility.

Response: The sentence will be revised as follows: “In addition to his oversight responsibility as described below, Mr. Lacey is a member of the portfolio management team.” The subsequent section, “Biographical Information of Principal Portfolio Managers,” states that Mr. Lacey “is responsible for oversight of U.S. and Global strategies.”

Account Policies—Dividends, Distributions and Taxes

9.

Staff Comment: Please revise the sentence “Annual year end distribution estimates (if any) are expected to be available on or about November 19, 2012 at www.LazardNet.com or by calling (800) 823-6300” to reflect a date on which distribution estimates are expected to be available that is after the date of the prospectus.

Response: This sentence will be removed.

Financial Highlights

10.	Staff Comment: Please include a “Financial Highlights” section and indicate that because the Portfolio is new, performance or financial information for the Portfolio is not yet available.

Response: The following disclosure will be added preceding “Other Performance of the Investment Manager”:

“Financial Highlights

Because the Portfolio has not commenced investment operations prior to the date of this Prospectus, no financial highlights are presented.”

Other Performance of the Investment Manager

11.

Staff Comment: Please confirm that the Fund’s investment adviser will maintain all records necessary to form the basis for or demonstrate the calculation of the performance or rate of return as required by Rule 204-2(a)(16) under the Advisers Act of 1940, as amended.

Response: We have been advised by representatives of the Investment Manager that all such records will be maintained in accordance with Rule 204-2(a)(16).

SAI

Management—Proxy Voting

1.

Staff Comment: In regard to the disclosure of policies and procedures with respect to voting proxies relating to portfolio securities, please review Securities Act Release No. 8188 (http://www.sec.gov/rules/final/33-8188.htm) and revise the disclosure accordingly, either by providing a more detailed description of the proxy voting policies and procedures (e.g., with respect to corporate governance matters, changes to capital structure, management compensation issues and social responsibility issues) or by including a copy of the policies and procedures themselves.

Response: The relevant disclosure under “Management—Proxy Voting” will be replaced with the following:

The Fund has delegated voting of proxies in respect of portfolio holdings to the Investment Manager, to vote the Fund’s proxies in accordance with the Investment Manager’s proxy voting policy, which is attached as Appendix B (the “Proxy Voting Policy”).

Part C

Item 28—Exhibits

1.	Staff Comment: For all agreements filed as exhibits, please confirm that executed versions of the agreements will be filed, or, if they are forms of agreement, please describe them as such.

Response: In the next post-effective amendment to the Registration Statement, descriptions of the exhibits filed pursuant to Item 28 that are not executed versions will be revised to indicate that a form of agreement was filed.

General

1.

Staff Comment: We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the Staff to be certain that they have provided all information investors require. Since the Fund and its management are in possession of all facts relating to the Portfolio’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the Fund acknowledging that:

• the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;

• Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

• the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The requested letter from the Fund, on behalf of the Portfolio, is filed with this letter.

2.	Staff Comment: Please update the Fund’s series and class information in EDGAR to reflect the renaming of the Portfolio.

Response: The information will be updated as of the date of the prospectus and SAI.

3.	Staff Comment: Please proofread the prospectus and SAI for typographical and other ministerial errors. For example, “American Depositary Receipts” should be “American Depository Receipts.”

Response: We have reviewed the prospectus and SAI and made all necessary corrections.

*     *     *     *     *     *     *     *

We hope the Staff finds that this letter and the revisions to the prospectus and SAI are responsive to the Staff’s comments. Should members of the Staff have any questions or comments regarding the revised prospectus and SAI, they should call the undersigned at 212.806.6638 or Janna Manes at 212.806.6141.

Very truly yours,

/s/ Lauren Connolly
Lauren Connolly

cc: Janna Manes

LAZARD RETIREMENT SERIES, INC.
30 Rockefeller Plaza
New York, New York 10112

November 21, 2012

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ashley Vroman-Lee

Re:	Lazard Retirement Series, Inc. (the “Fund”)
File Numbers: 333-22309; 811-08071

Ladies and Gentlemen:

At the request of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the undersigned Fund acknowledges the following:

•

the Fund is responsible for the adequacy and accuracy of the disclosure in the Fund’s prospectus and statement of additional information to be filed pursuant to Rule 497(c) under the Securities Act of 1933, as amended, on or about November 29, 2012 (the “Definitive Filing”);

•

Staff comments or changes to disclosure in response to Staff comments in the filing reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Definitive Filing; and

•	the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

LAZARD RETIREMENT SERIES, INC.

By:	/s/ Tamar Goldstein

Tamar Goldstein
Assistant Secretary